Exhibit 99.2

INFORMATION STATEMENT

7,103,946 ORDINARY SHARES OF LEJU HOLDINGS LIMITED, PAR VALUE $0.001 PER SHARE

PARTIAL SPIN-OFF OF LEJU HOLDINGS LIMITED THROUGH THE DISTRIBUTION BY

E-HOUSE (CHINA) HOLDINGS LIMITED

OF 7,103,946 ORDINARY SHARES, PAR VALUE $0.001 PER SHARE, OF

LEJU HOLDINGS LIMITED

We, E-House (China) Holdings Limited, or E-House, are sending you this information statement because we are completing our partial spin-off of Leju Holdings Limited, or Leju, a majority-owned subsidiary of ours.  We are completing this spin-off by distributing in the form of a dividend of 0.05 ordinary shares, par value $0.001, of Leju, to which we refer as the Leju Shares, for each of our outstanding ordinary shares, or 0.05 American depositary shares, or ADSs, of Leju, to which we refer as the Leju ADSs, for each of our outstanding ADSs.  As of December 3, 2014, the record date for the distribution, we have a total of 142,078,920 issued and outstanding ordinary shares (excluding the 6,164,244 ordinary shares that had been issued to our depositary and reserved for future grants under our share incentive plan), 77,566,482 of which are represented by ADSs.  We expect to distribute a total of 7,103,946 Leju Shares to holders of our ordinary shares in this manner, which include a total of 3,878,324 Leju Shares to be distributed in the form of 3,878,324 Leju ADSs to our ADS holders through our depositary bank.

Each E-House ADS represents one E-House share, and each Leju ADS represents one Leju Share. The E-House ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “EJ” and the Leju ADSs are listed on the NYSE under the symbol “LEJU.”

The distribution is expected to be effective on January 15, 2015, to holders of record of our ordinary shares and ADSs as of 5:00 p.m. Eastern Standard Time on December 3, 2014.

Leju is a leading online-to-offline real estate services provider in China. Our board of directors has determined that it would be in the best interests of our shareholders to distribute a portion of the Leju Shares that we currently own.  Following the completion of the partial spin-off, we will own 93,694,254 Leju Shares, or approximately 70% of Leju’s total outstanding ordinary shares.

No vote of our shareholders is required in connection with this spin-off.  You will not be required to pay cash or provide any other consideration or to surrender or exchange any ordinary shares or ADSs of E-House in order to receive the distribution of Leju Shares or Leju ADSs. Therefore, you are not required to take any action.

We are sending you this information statement, which contains additional information about Leju and the terms of this spin-off, for your information only.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Unless otherwise noted, in this information statement, “we”, “us”, “our” or “E-House” refer to E-House (China) Holdings Limited, a Cayman Islands company, and, where applicable, its subsidiaries and its consolidated variable interest entities.  Leju or the “Company” refers to Leju Holdings Limited, a Cayman Islands company, and, where applicable, its subsidiaries and its consolidated variable interest entities.

Taxation of the Partial Spin-Off to U.S. Holders

The distribution of Leju Shares or Leju ADSs or cash in lieu thereof in the partial spin-off will be characterized as a taxable dividend for United States federal income tax purposes. The amount of the dividend for such tax purposes will be equal to the sum of (x) the fair market value of Leju Shares or Leju ADSs received by a U.S. holder, as defined within the section of this information statement entitled “Taxation”, and (y) any cash payment in lieu of fractional ADSs or shares paid to a U.S. holder.  You should treat the effective date of the partial spin-off, which is the distribution date of January 15, 2015, as the date of the dividend. Please see the section of this information statement entitled “Taxation—United States Federal Income Tax Considerations — Taxation of the Partial Spin-Off to U.S. Holders” for additional information.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Leju Shares or Leju ADSs to be issued to you pursuant to this distribution or determined if this information statement is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this information statement is December 4, 2014.

INFORMATION ABOUT LEJU

Leju is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 250 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of leading internet companies such as SINA Corporation and Baidu Inc., and maintains a strategic partnership with Tencent Holdings Limited.

In April 2014, Leju completed its initial public offering and its ADSs commenced trading on the NYSE under the symbol “LEJU.”

Leju’s principal executive offices are located at 15/F, Beijing Shoudong International Plaza, No. 5 Building, Guangqu Home, Dongcheng District, Beijing 100022, People’s Republic of China. Leju’s telephone number at this address is +86 10 5895 1000. Its registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

INFORMATION ABOUT THE PARTIAL SPIN-OFF OF LEJU

The Partial Spin-Off

On November 17, 2014, our board of directors approved the partial spin-off of our Leju Shares to our shareholders and of Leju ADSs to our ADS holders.  We will distribute a total of 7,103,946 Leju Shares to persons who held our ordinary shares as of December 3, 2014, to which we refer as the record date. Among these 7,103,946 Leju Shares to be distributed, a total of 3,878,324 Leju Shares will be distributed in the form of 3,878,324 Leju ADSs to our ADS holders through our depositary bank. To effectuate this distribution, our board of directors has declared a dividend of 0.05 Leju Shares for each of our outstanding ordinary shares, or 0.05 Leju ADSs for each of our outstanding ADSs.  The distribution is expected to be effective on January 15, 2015, to which we refer as the distribution date, to holders of record of our ordinary shares or holders of our ADSs as of 5:00 p.m. Eastern Standard Time on the record date.

Neither our shareholders nor our ADS holders will be required to take any action to receive the Leju Shares or Leju ADSs on the distribution date.

JPMorgan Chase Bank, N.A. is the depositary of both our and Leju’s ADS program. The Leju ADSs to be distributed to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement we have entered into with the depositary bank, including the fees and expenses payable thereunder.

The actual number of Leju Shares that we will distribute to each holder of our ordinary shares as of 5:00 p.m. Eastern Standard Time on the record date will be calculated by multiplying 0.05 by the total number of our ordinary shares that each shareholder owned as of 5:00 p.m. Eastern Standard Time on the record date.  The actual number of Leju ADSs that we will distribute to each holder of our ADSs as of 5:00 p.m. Eastern Standard Time will be calculated by multiplying 0.05 by the total number of our outstanding ADSs that each holder owned as of 5:00 p.m. Eastern Standard Time on the record date.

Fractional Leju Shares or Leju ADSs

We will not distribute any fractional Leju Shares or Leju ADSs.  Rather, the number of Leju Shares that would be distributable to each of the E-House shareholders will be rounded up to the nearest whole number if the calculation results in 0.5 or more fractional Leju Shares, or rounded down to the nearest whole number if it results in less than 0.5 fractional Leju Shares.  All Leju Shares that would result in fractional Leju ADSs, if any, will be aggregated and sold on behalf of those holders who would otherwise be entitled to receive a fractional Leju ADS.  Following the distribution, each such E-House ADS holder will receive a cash payment in an amount equal to their pro-rata share of the total net proceeds of the sale of fractional ADSs, if any. Payment for fractional Leju ADs will follow separately. We currently estimate that it will take approximately two weeks from the distribution date for our depositary to complete check mailings.

Trading

The Leju Shares have been registered with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934 on Form 8-A.  The Leju ADSs are listed and traded on the NYSE under the ticker symbol “LEJU.”

When and How You Will Receive the Distribution of Leju Shares

As of the distribution date, we will transfer to our ordinary shareholders the Leju Shares to which our ordinary shareholders are entitled, and Leju will cause such Leju shares to be registered and entered under each of such ordinary shareholder’s name on the register of members of Leju. The Leju Shares will be issued as uncertificated shares registered in book-entry form on Leju’s register of members, and no certificates representing Leju Shares will be mailed to registered holders of our ordinary shares in the ordinary course. Instead of receiving any certificates, you will receive a copy of an extract of the register of members of Leju reflecting your ownership interest in the Leju Shares.

When and How You Will Receive the Distribution of Leju ADSs

We will make the distribution of Leju ADSs through our depositary bank.  As of the distribution date, the depositary will cause the Leju ADSs to which the holders of our ADSs are entitled to be registered in each ADS holder’s name or in the “street name’’ of each ADS holder’s broker.  Many of our ADS holders have their ADSs held on account by a broker, bank or other nominee.  In such cases, the nominee is the registered holder or “street name’’ for its ADSs of E-House and will be recorded as the registered holder of the Leju ADSs that the ADS holder is entitled to receive.  Each nominee should, in turn, electronically credit that ADS holder’s account for the Leju ADSs.  If you have any questions in this regard, we encourage you to contact your nominee on the mechanics of having the Leju ADSs posted to your account.

Leju ADSs will be issued as uncertificated shares registered in book-entry form through the direct registration system, and no certificates representing Leju ADSs will be mailed to registered holders of our ADSs in the ordinary course. If you are a registered holder of E-House ADSs, your book-entry shares will be held with our depositary under the direct registration system.  Instead of receiving any certificates, you will receive a direct registration transaction notice reflecting your ownership interest in the Leju ADSs.  This direct registration transaction notice will also contain additional information regarding the procedures of the partial spin-off distribution, information about the direct registration system and information about how participants in the direct registration system can obtain physical certificates if they desire.

TAXATION

The following discussion is a summary of Cayman Islands, PRC and U.S. federal income tax consequences of the partial spin-off of Leju Shares or Leju ADSs to holders of our ordinary shares or ADSs based upon laws and relevant interpretations thereof in effect as of the date of this information statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to the partial spin-off, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States.

Holders of our ordinary shares and ADSs are encouraged to consult their own tax advisors with respect to the tax consequences, including the income tax consequences, if any, to them of the acquisition, holding, redemption, sale or transfer of Leju Shares or Leju ADSs.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No taxes, fees or charges will payable (either by direct assessment or withholding) by a holder of E-House Shares or E-House ADSs to the Cayman Islands government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands as a result of the receipt of Leju Shares or Leju ADSs in the partial spin-off.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules of the EIT Law define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises including E-House. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Although E-House does not meet condition (iii) above as its primary assets in the form of shareholding in offshore entities, and its accounting books and records, company seals, and board and shareholder resolutions are located and maintained outside the PRC, there are uncertainties as to the interpretation of relevant PRC regulations including Circular 82 and condition (iii) above as well as the applicability of Circular 82 to E-House, and the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that E-House is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of E-House would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that E-House is treated as a PRC resident enterprise.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of Leju ADSs or ordinary shares by a U.S. holder (as defined below) that acquires Leju Shares or Leju ADSs in this partial spin-off and holds Leju Shares or Leju ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this discussion does not address any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax. Each U.S. holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of holding our ADSs or ordinary shares and the acquisition of Leju ADSs or Leju Shares in the partial spin-off.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or (B) that has otherwise elected to be treated as a United States person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of an investment in ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax. The United States Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (a “pre-release transaction”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, each described below, could be affected by actions taken by such parties or intermediaries in respect of a pre-release transaction.

Passive Foreign Investment Company Considerations For E-House

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. Passive income generally includes, among other things, dividends, interest, certain types of rents and royalties, and net gain from the sale or exchange of property producing such income. A non-United States corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our variable interest entities will be treated as ownership of stock. Although the law in this regard is unclear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

There is a significant risk that we may become a PFIC for our current taxable year and future taxable years because of our significant cash balances and because the value of our assets, for purposes of the PFIC test, will generally be determined by reference to the market price of our ADSs or ordinary shares.  Accordingly, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes our risk of being classified as a PFIC may substantially increase. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years.  Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

The discussion below under “Taxation of the Partial Spin-Off to U.S. Holders” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply to the spin-off if we are classified as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”  Each U.S. Holder is urged to consult with its tax advisor regarding the U.S. federal income tax consequences of holding our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “mark-to-market” election.

Taxation of the Partial Spin-Off to U.S. Holders

Subject to the PFIC rules discussed below, the distribution of Leju ADS, Leju Shares, and cash in lieu thereof in the partial spin-off will be characterized as a taxable dividend for U.S. federal income tax purposes.  The amount of the dividend for such tax purposes will be equal to the sum of (x) the fair market value of Leju ADSs and Leju Shares received by a U.S. holder and (y) any cash payment in lieu thereof paid to a U.S. holder.  A U.S. holder should treat the effective date of the partial spin-off as the date of the dividend.

A U.S. holder’s basis for U.S. federal income tax purposes in the Leju ADSs and Leju Shares received in the partial spin-off will be equal to the fair market value of such ADSs and ordinary shares on the date of the partial spin-off.  A U.S. holder’s holding period for U.S. federal income tax purposes in the Leju ADSs and Leju Shares will begin on the day of the partial spin-off.

The distribution of Leju ADSs, Leju Shares, and cash in lieu thereof will be taxed at a reduced U.S. federal tax rate rather than the marginal rates generally applicable to ordinary income provided we are a “qualified foreign corporation” and certain holding period requirements are satisfied.  A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Under current IRS guidance, our ADSs will be considered readily tradable on the NYSE, which is an established securities market in the United States, for as long as the ADSs continue to be listed on such exchange. Thus, we believe that the distribution of Leju ADSs and cash in lieu thereof we make on our ADSs in the partial spin-off will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be treated as listed on an established securities market, it is unclear whether the distribution of Leju Shares and cash in lieu thereof we make on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.  Each U.S. holder is advised to consult with its tax advisor regarding the availability of the reduced tax rate under their particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” and are liable to pay tax under the PRC Enterprise Income Tax Law, we should be eligible for the benefits of the United States-PRC income tax treaty, which the Secretary of Treasury of the United States has determined is satisfactory for purposes of clause (a) above and which includes an exchange of information provision. If we are eligible for such benefits, the distribution of Leju Shares and cash in lieu thereof we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would generally be eligible for the reduced rate of taxation applicable to qualified dividend income whether or not such shares are readily tradable on an established securities market in the United States.  The distribution of Leju ADSs, Leju Shares, and cash in lieu thereof received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations. Each U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for the distribution of Leju ADSs, Leju Shares, and cash in lieu thereof we pay with respect to our ADSs or ordinary shares.

The distribution of Leju ADSs, Leju Shares, and cash in lieu thereof will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on such dividends paid on our ADSs or ordinary shares. A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on such dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution (including the distribution of Leju ADSs, Leju Shares, and cash in lieu thereof in the partial spin-off) paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares) and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares.  Under the PFIC rules:

•                  such excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;

•                  such amount allocated to the current taxable year, and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we were a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•                  such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. holder for each such year; and

•                  an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

As an alternative to the foregoing rules, a U.S. holder may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NYSE. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

The distribution of Leju ADSs, Leju Shares, and cash in lieu thereof in the partial spin-off will not be eligible for the reduced tax rate that applies to qualified dividend income discussed above under “Taxation of the Partial Spin-Off to U.S. Holders” if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. If a U.S. holder holds ADSs or ordinary shares in any year in which a non-United States corporation is treated as a PFIC with respect to such U.S. holder, the U.S. holder will generally be required to file IRS Form 8621 and such other forms as may be required by the U.S. Treasury Department. Each U.S. holder is urged to consult its tax advisor regarding the application of the PFIC rules if E-House is or becomes a PFIC, including the possibility of making a mark-to-market election.

Considerations for U.S. Holders of Leju ADSs and Leju Shares

Passive Foreign Investment Company Considerations for Leju

Although the law in this regard is not entirely clear, Leju treats its consolidated affiliated entities as being owned by it for U.S. federal income tax purposes, not only because Leju exercise effective control over the operation of such entities but also because Leju is entitled to substantially all of their economic benefits, and, as a result, Leju consolidates their operating results in its consolidated financial statements. Assuming that Leju is the owner of its consolidated affiliated entities for U.S. federal income tax purposes, and based upon its current income and assets and projections as to the value of its ADSs and ordinary shares immediately following the partial spin-off, Leju does not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While Leju does not expect to become a PFIC in the current or future taxable years, the determination of whether Leju will be or become a PFIC will depend in part upon the composition of its income and assets and the value of its assets from time to time, including, in particular the value of its goodwill and other unbooked intangibles (which may depend upon the market value of its ADSs or ordinary shares from time-to-time, which may be volatile). In estimating the value of its goodwill and other unbooked intangibles, Leju has taken into account its anticipated market capitalization immediately following the spin-off. Among other matters, if market capitalization is less than anticipated or subsequently declines, Leju may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge its classification or valuation of its goodwill and other unbooked intangibles, which may result in Leju being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether Leju will be or become a PFIC may also depend, in part, on the composition of its income and assets, which will be affected by how, and how quickly, Leju uses its liquid assets. Under circumstances where Leju determines not to deploy significant amounts of cash for active purposes or not to treat its consolidated affiliated entities as owned by it for U.S. federal income tax purposes, its risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that Leju will not be a PFIC for the current taxable year or any future taxable year. If Leju were classified as a PFIC for any year during which a U.S. holder held its ADSs or ordinary shares, Leju generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held its ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that Leju will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if Leju is classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules for Leju.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on its ADSs or ordinary shares out of its current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because Leju does not intend to determine its earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program; or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Under current IRS guidance, its ADSs will be considered readily tradable on the NYSE, which is an established securities market in the United States, for as long as the ADSs continue to be listed on such exchange. Thus, Leju believes that dividends Leju pays on its ADSs will meet the conditions required for the reduced tax rate. Since Leju does not expect that its ordinary shares will be listed on established securities markets, it is unclear whether dividends that Leju pays on its ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that its ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that Leju is deemed to be a PRC “resident enterprise” and is liable to pay tax under the PRC Enterprise Income Tax Law, Leju should be eligible for the benefits of the United States-PRC income tax treaty, which the Secretary of Treasury of the United States has determined is satisfactory for purposes of clause (i) above and which includes an exchange of information provision. If Leju is eligible for such benefits, dividends Leju pays on its ordinary shares, regardless of whether such shares are represented by the ADSs, would generally be eligible for the reduced rate of taxation applicable to qualified dividend income whether or not such shares are readily tradable on an established securities market in the United States. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations. Each U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends Leju pays with respect to its ADSs or ordinary shares.

Dividends paid by Leju will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that Leju is deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on its ADSs or ordinary shares. A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Leju ADSs or Leju Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if such ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that Leju is treated as a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. Each

U.S. holder is advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of its Leju ADSs or Leju Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules for Leju

If Leju is classified as a PFIC for any taxable year during which a U.S. holder holds its ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether Leju remains a PFIC, on (i) any excess distribution that Leju makes to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares); and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•                  such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;

•                  such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which Leju is classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•                  such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. holder for that year; and

•                  an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If Leju is a PFIC for any taxable year during which a U.S. holder holds its ADSs or ordinary shares and any of its non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of its subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to its ADSs, provided that the ADSs are regularly traded on the NYSE. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that Leju is a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs; and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that Leju is a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to its ADSs may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of its non-United States subsidiaries that is classified as a PFIC.

Leju does not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that Leju pays on its ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if Leju is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns its ADSs or ordinary shares during any taxable year that Leju is a PFIC, such holder is required to file an annual report containing such information as the United States Treasury Department may require and may be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if Leju is or become classified as a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of its ADSs or ordinary shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

WHERE YOU CAN FIND MORE INFORMATION

Leju is subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, Leju is required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed by Leju with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

NOTICE TO SHAREHOLDERS

You should rely only on the information contained in this information statement.  We have not authorized any other person to provide you with any other information.  If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this information statement is accurate as of any date other than the date on the front cover of this information statement.